Marigold Mine
Condensed Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(unaudited)

Marigold Mine
Condensed Interim Financial Statements for the three months ended March 31, 2014

2 | Page

Marigold Mine
Condensed Interim Statements of Financial Position
(expressed in thousands of United States dollars)

	Note	March 31	December 31
		2014	2013
		$	$
Current assets
Cash and cash equivalents		25,529	11,605
Prepaid expenses and other current assets	3	10,742	8,749
Inventory	4	96,029	106,084
		132,300	126,438
Non-current assets
Property, plant and equipment		197,097	196,954
Related party receivable	5	—	63,180
Total assets		329,397	386,572

Current liabilities
Trade and other payables	6	20,127	21,546
Related party payable	5	9,097	—
		29,224	21,546
Non-current liabilities
Deferred income tax liabilities		1,335	1,348
Close down and restoration provision		27,025	25,873
Total liabilities		57,584	48,767

Shareholder's and venturer's equity
Share capital	7	2,216	2,216
Contributed surplus	7	19,700	19,700
Retained earnings	7	249,897	315,889
Total shareholder's and venturer's equity		271,813	337,805
Total liabilities and equity		329,397	386,572

Events after the reporting date (note 11)
The accompanying notes are an integral part of the financial statements
Approved by the Board of Directors of Marigold Mining Company and authorized for issue on June 18, 2014

“John Smith”	“Gregory Martin”
John Smith, Director	Gregory Martin, Director

3 | Page

Marigold Mine
Condensed Interim Statements of Comprehensive (Loss) Income
(expressed in thousands of United States dollars, except per share amounts)

	Note	Three months ended March 31
		2014	2013
		$	$

Revenue		44,725	77,204
Cost of sales	8	(49,640)	(45,508)
(Loss) income from mine operations		(4,915)	31,696

Administration expenses		(187)	(492)
Exploration and evaluation expenses		(98)	(274)
Operating (loss) income		(5,200)	30,930

Accretion expense		(258)	(189)
Other (expense)		(710)	(392)
(Loss) before tax		(6,168)	30,349

Income tax recovery (expense)		3,006	(4,404)

Net (loss) income and net (loss) income attributable to shareholder and venturer		(3,162)	25,945
Total comprehensive (loss) income		(3,162)	25,945
The accompanying notes are an integral part of the financial statements

4 | Page

Marigold Mine
Condensed Interim Statements of Changes in Shareholder's and Venturer's Equity
(expressed in thousands of United States dollars)

	Common Shares		Contributed	Retained	Total shareholder's
	Shares	Amount	surplus	earnings	and venturer's equity
		$	$	$	$
Balance, January 1, 2013	625	2,216	19,700	338,781	360,697
Total comprehensive income for the period	—	—	—	25,945	25,945
Balance, March 31, 2013	625	2,216	19,700	364,726	386,642

Balance January 1, 2014	625	2,216	19,700	315,889	337,805
Dividend	—	—	—	(61,739)	(61,739)
Venturer distributions - Barrick	—	—	—	(1,091)	(1,091)
Total comprehensive (loss) for the period	—	—	—	(3,162)	(3,162)
Balance, March 31, 2014	625	2,216	19,700	249,897	271,813
The accompanying notes are an integral part of the financial statements

5 | Page

Marigold Mine
Condensed Interim Statements of Cash Flows
(expressed in thousands of United States dollars)

	Note	Three months ended March 31
		2014	2013
		$	$
Cash flows from operating activities
Net (loss) income for the period		(3,162)	25,945
Adjustments for:
Depreciation, depletion and amortization		6,210	6,889
Accretion expense		258	189
Other (income) loss		(37)	374
Pad inventory write-down to net realizable value		5,697	—
Income tax (recovery) expense		(3,006)	4,404
Net changes in non-cash working capital items	10	17,193	(484)
Cash generated in operating activities before income taxes paid		23,153	37,317
Income taxes paid		(2,071)	(1,542)
Cash generated in operating activities		21,082	35,775
Cash flows from investing activities
Mineral property expenditures		(6,067)	(32,338)
Cash (used) by investing activities		(6,067)	(32,338)
Cash flows from financing activities
Venturer distributions		(1,091)	—
Cash generated (used) by financing activities		(1,091)	—
Increase in cash and cash equivalents		13,924	3,437
Cash and cash equivalents, beginning of period		11,605	56,627
Cash and cash equivalents, end of period		25,529	60,064

Supplemental cash flow information (note 10)
The accompanying notes are an integral part of the financial statements

6 | Page

Marigold Mine
Notes to the Condensed Interim Financial Statements
For the three months ended March 31, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

The Marigold Mine constitutes the Marigold Mining Company (“MMC”), and the 100% beneficial interest in the assets and liabilities of the Marigold Venture. Goldcorp Inc. (“Goldcorp”) owned all of the issued and outstanding shares of MMC which in turn had a 66 2/3% interest in the Marigold Venture, and Barrick Gold Corporation (“Barrick”) owned a 33 1/3% interest in the Marigold Venture. These financial statements comprise the assets, liabilities, and results of operations of the Marigold Mine. Certain costs relating to the Marigold Mine are borne by the shareholder and are not refunded by the Marigold Mine. The financial statements do not include these costs.

The Marigold Mine ("we", "us" or "our") is a venture arranged and domiciled in Nevada, U.S.A. We are principally engaged in the operation of an open-pit gold mine located in Humboldt County, Nevada, U.S.A. that has been in continuous production since 1988. Our strategic focus is to optimize gold production from the mine.

On April 4, 2014, Silver Standard Resources Inc. (“Silver Standard”) acquired all of the issued and outstanding shares of MMC from Goldcorp as well as Barrick’s 33 1/3% interest in the Marigold Venture, thereby obtaining full legal and beneficial ownership of the Marigold Mine (note 11).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of these condensed interim financial statements are set out below.

a)	Basis of preparation
These condensed interim financial statements should be read in conjunction with our audited annual financial statements for the year ended December 31, 2013.
These condensed interim financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC"). The comparative information has also been prepared on this basis.
The policies applied in these condensed interim financial statements are based on International Financial Reporting Standards ("IFRS") and were approved as of June 18, 2014, the date the Board of Directors of MMC approved the statements.
b)Pronouncements affecting our financial statements presentation or disclosure
The following new and amended IFRS pronouncement were adopted during the three months ended March 31, 2014:

Levies imposed by governments
IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments, was effective for annual periods beginning on January 1, 2014. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. This did not have any significant impact on our current accounting for levies imposed by governments.
Impairment of assets
IAS 36, Impairment of assets, was amended to clarify disclosure requirements when recoverable amount is determined based on fair value less costs of disposal. The amendment was effective for annual periods beginning on January 1, 2014 and does not have a material impact on our financial statements.

Revenue from contracts with customers
The IASB has replaced IAS 18 - Revenue in its entirety with IFRS 15 - Revenue from contracts with customers (“IFRS 15”) which is intended to establish a new control-based revenue recognition model and change the basis for deciding whether revenue is to be recognized over time or at a point in time. IFRS 15 is effective for annual periods commencing on or after January 1, 2017. We are currently evaluating the impact the standard is expected to have on our financial statements.

7 | Page

Marigold Mine
Notes to the Condensed Interim Financial Statements
For the three months ended March 31, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Significant accounting judgments and estimates
The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the condensed interim financial statements and related notes. There have been no significant changes to our significant accounting judgments and estimates from those disclosed in note 2 of the audited annual financial statements for the year ended December 31, 2013.

3.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	March 31, 2014	December 31, 2013
	$	$
Prepaid expenses	10,687	8,681
Other current assets	55	68
	10,742	8,749

4.	INVENTORY

	March 31, 2014	December 31, 2013
	$	$
Bullion finished goods	3,145	5,790
Materials and supplies	18,737	20,625
Pad inventory	74,147	79,669
	96,029	106,084

As at March 31, 2014, we assessed that the carrying value of our inventory exceeded its Net Realizable Value ("NRV"), and recorded a NRV write-down of pad inventory of $5,697,000 (2013 - $nil). Inventory held at NRV at March 31, 2014 was $74,147,000 (December 31, 2013 - $nil).

5.	RECEIVABLE FROM AND PAYABLE TO RELATED PARTY

As at March 31, 2014 we had a balance payable to Goldcorp of $9,097,000 (December 31, 2013 - balance receivable from Goldcorp of $63,180,000). The balance is unsecured and without interest or fixed terms of repayment. During the three months ended March 31, 2014, the balance receivable as at December 31, 2013 was settled in full through a dividend of $61,739,000.

8 | Page

Marigold Mine
Notes to the Condensed Interim Financial Statements
For the three months ended March 31, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6.	TRADE AND OTHER PAYABLES

	March 31, 2014	December 31, 2013
	$	$
Trade payables	9,149	6,094
Accrued liabilities	12,122	13,427
Income taxes (receivable) payable	(1,475)	1,821
Derivative liabilities	8	56
Current portion of close down and restoration provision	323	148
	20,127	21,546

7.	COMMON SHARES AND VENTURER'S EQUITY

The equity presented in these financial statements represents the share capital, contributed surplus, and retained earnings of MMC (including accumulated distributions to Goldcorp and its predecessors which are reflected as distributions and dividends from retained earnings) as well as 100% of the net assets of the Marigold Venture (including accumulated distributions to Barrick and its predecessors which are reflected as venturer’s distributions).

The authorized capital of the Marigold Mining Company consists of 2,500 shares with no par value and 2,500,000 shares with a par value of $1. All or any of the par value shares may be designated as common shares or preferred shares at the discretion of the board of directors.

The issued capital of the Marigold Mining Company consists of 625 shares as at March 31, 2014 and December 31, 2013.

8.	COST OF SALES

	Three months ended March 31
	2014	2013
	$	$
Cost of inventory	37,733	38,619
Depletion, depreciation and amortization	6,210	6,889
Inventory write-down to NRV (note 4)	5,697	—
	49,640	45,508

9 | Page

Marigold Mine
Notes to the Condensed Interim Financial Statements
For the three months ended March 31, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	FAIR VALUE MEASUREMENTS

The carrying values of cash and cash equivalents, related party receivables and other current assets, and trade and other payables, approximate their fair values due to their short maturity.

Assets and liabilities that are held at fair value are categorized based on a valuation hierarchy which is determined by the valuation methodology utilized:

	Fair value at March 31, 2014				Fair value at December 31, 2013
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$	$	$	$	$	$	$	$
Recurring measurements
Derivative asset	—	8	—	8	—	56	—	56
Derivative liabilities	—	(8)	—	(8)	—	(56)	—	(56)
	—	—	—	—	—	—	—	—

Non-recurring measurements
Property, plant and equipment	—	—	—	—	—	—	196,954	196,954
	—	—	—	—	—	—	196,954	196,954
Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
Level 3 – inputs for an asset or liability that are not based on observable market data (unobservable inputs)
There were no transfers between Level 1 and Level 2 or transfers into and out of Level 3 during the three months ended March 31, 2014 or 2013.

10.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during the three months ended March 31, 2014 and 2013 are as follows:

	Three months ended March 31
	2014	2013
	$	$
Prepaid expenses and other current assets	78	(3,508)
Inventory	6,085	5,202
Related party receivable and payable	10,537	(129)
Trade and other payables	493	(2,049)
	17,193	(484)

10 | Page

Marigold Mine
Notes to the Condensed Interim Financial Statements
For the three months ended March 31, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11.	EVENTS AFTER THE REPORTING DATE

On April 4, 2014, Silver Standard acquired the Marigold Mine from subsidiaries of Goldcorp and Barrick for a purchase price of $275,000,000 subject to a net working capital adjustment. As a result of the acquisition, Silver Standard became our ultimate parent, and our financial position, results of operations, and cash flows will be reflected in Silver Standard’s consolidated financial statements as of April 4, 2014, subject to fair value adjustments as required by purchase accounting.

11 | Page